SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           FORM 12b-25

                                   Commission File Number 0-16079
                                                          -------
                   NOTIFICATION OF LATE FILING

     (Check One):  [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F
[X] Form 10-Q [ ] Form N-SAR

For Period Ended:  March 31, 1995
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[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form.
                      Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the notification relates:  N/A
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                 PART I.  REGISTRANT INFORMATION

Full name of registrant        AIR METHODS CORPORATION
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Former name if applicable

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Address of principal executive office (Street and Number)

7301 South Peoria
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City, State and Zip Code   Englewood, Colorado  80112
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                PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                      PART III.  NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Unavailability of the Principal Financial and Accounting Officer of the Company due to overseas business and travel.

                   PART IV.  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

       George W. Belsey              (303)          792-7400
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            (Name)                (Area code)  (Telephone number)

     (2)  Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report a net income of $253,000 for the three months ended March 31, 1995 as compared to a loss of $3,902,000 for the three months ended
     March 31, 1994. (The March 1994 results included a restructuring charge of $2,635,000; without the restructuring charge, the net loss for the same period would have been reported at $1,267,000.) The significant improvement in operating results of the current quarter can be primarily attributed to a $746,000 reduction of general and administrative expenses, the elimination of three unprofitable airplane contracts, improved performance in the Company's Products Division, renegotiation of the Company's least profitable air medical service contracts and income received from a short-term sublease of one aircraft.

                     AIR METHODS CORPORATION
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          (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 15, 1995            By GEORGE W. BELSEY
    -------------------------   ---------------------------------
                                George W. Belsey, Chief Executive
                                Officer

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
     If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
     Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

                      GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.